CONSENT OF BEN PARSONS

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “An Updated Mineral Resource Estimate on the Kiaka Gold Project, Burkina Faso” dated January 14, 2013, (ii) mineral estimates for the Kiaka Gold Project, and (iii) the report titled “Kiaka Gold Project Prefeasibility Study” dated May 23, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Ben Parsons
Ben Parsons
March 31, 2014